UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2014 (Report No. 2)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  N/A

CONTENTS

This Report on Form 6-K is hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. (the "Company") and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991, 333-164090 and 333-188425.

On February 11, 2014, the holders of the Company's Series A notes and Series B notes (the "Noteholders") approved the proposed arrangement under Section 350 of the Israeli Companies Law, 1999, among the Company and the Noteholders presented by a joint committee of the representatives of the Noteholders on January 30, 2014 (and summarized in the Company's report on Form 6-K of even date) (the "Proposed Arrangement"), without any changes proposed by the Company in its response to the Proposed Arrangement published on February 4, 2014. In addition, the Noteholders approved a proposal submitted by Neocorp, a member of the VAR Group, to provide management and operational services to the Company, including the services of Mr. Yoav Kfir as the active Chairman of the Board of the Company.  The Noteholders also authorized the trustees of the Noteholders to take actions and proceedings (including legal proceedings) to implement the foregoing decisions.

The foregoing decisions are not binding on the Company. The Board of Directors of the Company will convene to consider this development.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.

Date: February 12, 2014	By:	/s/ Izhak Tamir
Izhak Tamir
Chief Executive Officer